UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: November 1, 2026

(Date of earliest event reported)

MARVELL TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40357	85-3971597
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

(Address of principal executive offices, including Zip Code)

(302) 295-4840

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock	MRVL	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Condition.

On November 2, 2026, Marvell Technology, Inc., a Delaware corporation (“Marvell”) and Lumentum Holdings Inc., a Delaware corporation (“Lumentum”) announced the entry into the Agreement and Plan of Merger (the “Merger Agreement”), by and among Marvell, Lumentum, Java Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Marvell (“Merger Sub I”) and Java Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of Marvell (“Merger Sub II” and together with Merger Sub I, each a “Merger Sub” and collectively the “Merger Subs”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub I will merge with and into Lumentum (the “First Merger”), with Lumentum continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Marvell, and promptly following the Effective Time (as defined below), the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, collectively or in seriatim with the First Merger, as applicable, the “Merger”), with Merger Sub II continuing as the surviving corporation of the Second Merger (the “Second Surviving Corporation”).

In connection with the announcement, Marvell and Lumentum issued a joint press release, which included preliminary revenue for Marvell for the third quarter of fiscal 2027. A copy of the joint press release is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

The information in Item 2.02 of this Current Report, including the accompanying Exhibit 99.1, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of Section 18. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language contained in such filing.

Item 7.01.	Regulation FD Disclosure.

Press Release

The joint press release furnished as Exhibit 99.1 hereto also announced that Marvell and Lumentum will be hosting a joint investor conference call at 8:00 a.m., Eastern Time, on November 2, 2026, to discuss the transactions contemplated by the Merger Agreement. The presentation materials for the conference call and webcast are attached hereto as Exhibit 99.2.

The information in Item 7.01 of this Current Report, including the accompanying Exhibits 99.1 and 99.2, are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of Section 18. The information in Item 7.01 of this Current Report shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act or the Exchange Act, regardless of any general incorporation language contained in such filing.

Additional Information About the Transaction and Where to Find It

This communication relates to a proposed transaction between Marvell and Lumentum (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL,

LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com.

Participants in the Merger Solicitation

Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March 11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October 6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form 10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form 10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Press Release of Marvell Technology, Inc. and Lumentum Holdings Inc., dated November 2, 2026

99.2	Investor Presentation, dated November 2, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARVELL TECHNOLOGY, INC.

Date: November 2, 2026	By:	/s/ Mark Casper
Mark Casper
EVP, Chief Legal Officer and Secretary

Exhibit 99.1

MARVELL AND LUMENTUM TO COMBINE, CREATING A CATEGORY LEADER IN AI CONNECTIVITY

•

Combines two of the fastest-growing enablers of AI, bringing together complementary electrical and optical technologies to address increasingly complex connectivity requirements across next-generation AI infrastructure

•

Expected to create a broad full-stack connectivity portfolio that is intended to enable end-to-end extreme co-design, high-volume production of fully-optimized, pre-validated optical solutions and faster time to market for customers

•	Expected to expand the combined company’s total addressable market to $550 billion

•

The transaction is expected to enhance the combined company’s long-term revenue growth, non-GAAP gross margin and non-GAAP operating margin profile, provide line of sight to more than $1 billion in annual run-rate cost synergies, and is expected to be accretive to Marvell non-GAAP earnings per share in year one post-close

SANTA CLARA, Calif. and SAN JOSE, Calif. – November 2, 2026 – Marvell Technology, Inc. (NASDAQ: MRVL) and Lumentum (NASDAQ: LITE) today announced that they have entered into a definitive agreement for Marvell to acquire Lumentum in an all-stock transaction. Under the terms of the agreement, Lumentum stockholders will receive a fixed exchange ratio of 4.500 shares of Marvell common stock for each share of Lumentum common stock they own. The transaction has an implied enterprise value of $115 billion for Lumentum, representing approximately $1,132 per share of Lumentum common stock and a premium of approximately 23.9% based on each company’s unaffected closing share price as of October 28, 2026, the last trading day before market speculation regarding a potential transaction began. Post-closing, current Marvell stockholders will own approximately 67% of the combined company on a fully diluted basis, while Lumentum stockholders will own approximately 33%.

The AI infrastructure industry is at an inflection point. Rapidly growing bandwidth requirements and the physical limitations of copper-based connectivity are accelerating the transition toward optical technologies. As AI infrastructure scales to increasingly complex architectures, particularly scale-up and scale-in, the industry is shifting from discrete, modular components toward highly integrated optical solutions that require much closer co-design of electrical and optical technologies to deliver greater bandwidth, performance and energy efficiency.

The combination brings together best-in-breed technology to meet this need, joining Marvell’s strengths in electrical and optical interconnect, network switching, custom XPU and XPU attach, and advanced semiconductor technologies with Lumentum’s expertise in high-performance lasers, optical transceivers, optical circuit switching (OCS) and specialized compound semiconductor manufacturing. Following closing, the combined company is expected to offer a highly complementary portfolio spanning leading-edge CMOS, silicon photonics, compound semiconductors, advanced packaging and manufacturing capabilities. The combination is intended to enable deeper integration and co-design across the electrical and optical signal chain, positioning Marvell to deliver highly optimized connectivity solutions across a wide range of distances, from distributed data centers to connections within advanced semiconductor packages.

“AI infrastructure is undergoing a fundamental architectural shift toward optical connectivity, creating an opportunity that comes along once in a generation,” said Matt Murphy, Chairman and CEO of Marvell. “The companies that move first and help define this transition will set the standard for decades to come. By bringing together two leaders with highly complementary technologies, exceptional talent and specialized manufacturing capabilities, we intend to help shape the next era of AI connectivity and create exceptional stockholder value.”

“Joining Marvell creates a company uniquely positioned to capitalize on a market opportunity of $550 billion and generate significant, sustainable stockholder value,” said Michael Hurlston, President and CEO of Lumentum. “Surging AI data traffic requires rapid hardware innovation, and this combination enhances our ability to deliver next-generation solutions at scale. Together with Marvell, we will meet our customers’ complete interconnect needs, spanning scale-across and scale-out today to scale-up and scale-in domains tomorrow. By offering extreme co-design around our customers’ demanding requirements, we will help them achieve faster time to market, accelerated innovation cycles, and category-defining performance.”

Compelling Strategic and Financial Rationale

The combination is expected to deliver substantial strategic and financial benefits:

•

Creates a category leader in AI connectivity: Combining Marvell’s electrical and optical interconnect, switching and custom silicon technologies with Lumentum’s high-performance lasers, optical transceivers and OCS capabilities will create a comprehensive connectivity portfolio spanning scale-across, scale-out, scale-up and scale-in. Upon closing, the combined company anticipates being positioned to address customer connectivity requirements across a broad range of distances and topologies, from distributed data centers to advanced semiconductor packages.

•

Enables end-to-end extreme co-design and accelerates customer innovation: As AI infrastructure becomes increasingly complex, customers require higher levels of integration and optimization across digital, analog and optical technologies. By bringing together complementary technologies and engineering expertise across the signal chain, the combined company expects to be positioned to develop highly-optimized, pre-validated optical solutions designed to improve bandwidth, performance and power efficiency, accelerate customer time to market and support high-volume production.

•

Combines highly specialized manufacturing capabilities and enhances R&D resources: Lumentum brings advanced compound semiconductor manufacturing and process technologies, including indium phosphide (InP), as well as high-speed and high-power laser capabilities. After closing, the combined company plans to bring together leading-edge semiconductor design, advanced packaging and specialized manufacturing capabilities to enable deeper heterogeneous integration, strengthen strategic supply and accelerate the development of next-generation optical technologies.

•

Creates significant long-term stockholder value: The combination brings together two of the fastest-growing companies enabling AI infrastructure and expands the combined company’s total addressable market to $550 billion and enhances the combined company’s ability to serve customers in emerging scale-up and scale-in markets. The transaction is expected to enhance the combined company’s long-term revenue growth, non-GAAP gross margin and non-GAAP operating margin profile, provide line of sight to more than $1 billion in annual run-rate cost synergies, and is expected to be accretive to Marvell non-GAAP earnings per share in year one post-close.

Transaction Structure and Terms

Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies, Lumentum stockholders will receive a fixed exchange ratio of 4.500 shares of Marvell common stock for each share of Lumentum common stock held at the time of closing, implying pro forma ownership of approximately 33% of the combined company for Lumentum stockholders on a fully diluted basis.

Following closing, Matt Murphy will continue as Chairman and CEO of the combined company. As part of the transaction, three members of Lumentum’s Board of Directors, including Lumentum CEO Michael Hurlston, will join Marvell’s Board, which currently consists of seven directors.

The transaction is expected to close in the first half of calendar year 2028, subject to approval by Marvell and Lumentum stockholders, receipt of regulatory approvals and other customary closing conditions.

Marvell Reports Preliminary Revenue for the Fiscal Third Quarter 2027 and Lumentum Issues Fiscal First Quarter 2027 Results

In connection with today’s announcement, Marvell today reported preliminary revenue for the third quarter of fiscal 2027 consistent with previously provided guidance, maintaining the midpoint of its prior guidance while narrowing the expected range to plus or minus 2%, compared with the original range of plus or minus 5%.

Lumentum today separately reported financial results for its first fiscal quarter of 2027. Lumentum’s financial results can be found on the Investors section of the Lumentum website at http://investor.Lumentum.com.

Conference Call Information

Marvell and Lumentum will host a joint conference call today at 5:00 a.m. Pacific Time (8:00 a.m. Eastern Time) to discuss the transaction. To participate, dial 800-579-2543 (U.S.) or 785-424-1789 (international) and reference conference ID 5554083. The call will be webcast on Marvell’s Investor Relations website, where an accompanying investor presentation will also be posted shortly.

Advisors

Qatalyst Partners is serving as lead financial advisor and J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are serving as financial advisors to Marvell. Wilson Sonsini Goodrich & Rosati is serving as legal advisor to Marvell, and FGS Global is serving as strategic communications advisor. Citigroup Global Markets Inc. and Evercore are serving as financial advisors to Lumentum, Davis Polk & Wardwell LLP is serving as legal advisor, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor.

About Marvell

To deliver the data infrastructure technology that connects the world, we’re building solutions on the most powerful foundation: our partnerships with our customers. Trusted by the world’s leading technology companies for over 30 years, we move, store, process and secure the world’s data with semiconductor solutions designed for our customers’ current needs and future ambitions. Through a process of deep collaboration and transparency, we’re ultimately changing the way tomorrow’s enterprise, cloud and carrier architectures transform—for the better.

About Lumentum

Lumentum is a global leader in optical and photonic technologies that power the networks and infrastructure behind AI, cloud computing, and next-generation communications. Built on decades of photonics innovation, Lumentum delivers high-performance lasers, modules, and optical subsystems that enable scalable, energy-efficient data center connectivity, advanced telecom networks, industrial manufacturing, and sensing applications. Headquartered in San Jose, California, the company operates R&D, manufacturing, and sales facilities worldwide. Learn more at www.lumentum.com.

Additional Information About the Transaction and Where to Find It

This communication relates to a proposed transaction between Marvell Technology, Inc. (“Marvell”) and Lumentum Holdings Inc. (“Lumentum”) (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL, LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com.

Participants in the Merger Solicitation

Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March 11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October 6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form 10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form 10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication. Marvell’s preliminary financial results presented in this press release are unaudited, represent management’s estimates based on information available as of the date of this release, and are subject to completion of Marvell’s quarter-end financial closing procedures and review by its independent registered public accounting firm. As a result, Marvell’s actual results for the quarter ended October 31, 2026 may differ materially from these preliminary estimates, including as a result of adjustments or changes in accounting estimates identified in the course of completing those procedures. Marvell undertakes no obligation to update or revise these preliminary results except as required by law. Complete results will be reported in Marvell’s Quarterly Report on Form 10-Q.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts

Marvell Investor Relations

Ross Seymore

Senior Vice President, Investor Relations

408-222-0777

ir@Marvell.com

Marvell Media

FGS Global

Marvell@fgsglobal.com

Lumentum Investor Relations

Kathy Ta

Vice President, Investor Relations

408-750-3853

investor.relations@Lumentum.com

Lumentum Media

Victoria McDonald

408-404-0636

media@lumentum.com

Joele Frank, Wilkinson Brimmer Katcher

Eric Brielmann / Barrett Golden

(212) 355-4449

Lumentum-JF@joelefrank.com

Category: Financial

Exhibit 99.2 Marvell and Lumentum to combine Creating a category leader in AI connectivity November 2026

Important Information for Investors and Shareholders Cautionary Note Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form 10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form 10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication. © 2026 Marvell confidential. All rights reserved. 2

Important Information for Investors and Shareholders Additional Information About the Transaction and Where to Find It This communication relates to a proposed transaction between Marvell Technology, Inc. (“Marvell”) and Lumentum Holdings Inc. (“Lumentum”) (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL, LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com. Participants in the Merger Solicitation Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March 11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October 6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above. © 2026 Marvell confidential. All rights reserved. 3

Important Information for Investors and Shareholders No Offer or Solicitation This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law. © 2026 Marvell confidential. All rights reserved. 4

Powering the next era of AI infrastructure

MARVELL + LUMENTUM

Connectivity leader

Photonics leader

© 2026 Marvell confidential. All rights reserved.

5

Combining two of S&P’s fastest-growing companies EPS CAGR, CY26-28E Note: Represents S&P500 companies classified as Information Technology under the Global Industry Classification Standard (GICS). Based on FactSet consensus estimates as of October 30, 2026. Reflects four-quarter sum estimates for EPS, where available. © 2026 Marvell confidential. All rights reserved. 6 Marvell 76% Marvell AMD 73% Seagate 72% Lumentum Lumentum 66% Western Digital 65% Broadcom 59% Flex 52% Ciena 51% Nvidia 51% Coherent 50% Palantir 48% Intel 42% Micron 39% Everpure 38% Sandisk 36% ON Semi 34% Monolithic Power 34% Corning 33% Applied Materials 32% Oracle 31% Lam Research 30% Jabil 29% KLA 29% CrowdStrike 27% Teradyne 27% First Solar 26% Synopsys 26% Microchip 25% Arista 23% Amphenol 23% Texas Instruments 22% ServiceNow 22% Datadog 19% Cadence 19% Qualcomm 19% Akamai 18% Analog Devices 18% Microsoft 18% NXP 18% Gartner 17% Supermicro 17% Dell 17% Workday 17% Palo Alto 17% Tyler 16% Verisign 16% HPE 15% Autodesk 15% GoDaddy 15% Intuit 15% TE 14% Qnity 14% Adobe 12% Trimble 12% Skyworks 11% Gen Digital 11% Cisco 11% Twilio 11% Apple 11% Fortinet 11% NetApp 10% F5 10% Motorola 9% Roper 9% Zebra 9% Cognizant 9% IBM 8% Accenture 8% CDW 8% Fair Isaac 7% Teledyne 7% HP 6% Salesforce 5%

Scaling into the AI connectivity champion of the next decade Revenue, CY29E $1,091B $439B $164B $101B $66B $65B $64B $48B $32B $30B $24B $23B $22B $19B $17B $15B $15B $13B $10B $10B $8B Note: Based on FactSet and CapIQ consensus estimates for CY29 revenue as of October 30, 2026. MRVL is based on FY30 consensus, which is closest to CY29. © 2026 Marvell confidential. All rights reserved. 7 NVDA AVGO AMD INTC NewCo MediaTek QCOM Marvell TXN IFX COHR ADI STM NXP Lumentum ARM Renesas Cerebras ON MPWR MCHP

Highly compelling strategic and financial rationale Once in a generation opportunity to define and lead AI connectivity in the era of integrated optics Creates a full-stack partner at every distance / topology by combining Marvell’s interconnect and Lumentum’s portfolio of lasers Solves rising complexity in scale-up/scale-in with end-to-end extreme co-design, accelerating time to market Unlocks a larger $550B TAM opportunity with stronger ability to better serve customers Expected to be accretive to Marvell non-GAAP EPS in year one post-close, enhancing growth and margins with $1B+ in run-rate synergies © 2026 Marvell confidential. All rights reserved. 8

Marvell's strategic M&A supercharging organic execution


Strategic foresight
World-class integration
Destination for talent
Robust value creation
~25x
Increase in Marvell share price over the last decade
Marvell Share Price*
$10**
CAVIUM
$18
averasemi
AQUANTIA
~$24
Inphi
$40
Innovium
$61
celestial AI
XCONN TECH
~$90
LUMENTUM
~$252***
CY2016
CY2026

*Marvell share price = Undisturbed share price at announcement, **Marvell share price on July 11, 2016 (Matt Murphy became CEO), ***Marvell share price = Undisturbed share price on October 28, 2026

© 2026 Marvell confidential. All rights reserved.

9

Combination creates AI connectivity category leader Connectivity leader Photonics leader Marvell Lumentum High-speed DSP / Advanced laser technology SerDes connectivity End-to-End Broad silicon platform Extreme Critical platform for pluggables, spanning interconnect NPO / CPO and OCS Co-Design and switching Powers scale-across, Enables next-gen AI bandwidth, scale-out and scale-up power efficiency and scale © 2026 Marvell confidential. All rights reserved. 10

Unlocking a larger TAM

Marvell TAM
CY30
$400B

Lumentum TAM
CY30
$90B+

Expanded Combined TAM
CY30
$550B

Combined technology platform expected to unlock additional opportunities
Stronger ability to capture greater share of larger TAM

Source: Marvell - Investor Day – October 6, 2026, Lumentum - OFC Investor Briefing March 17, 2026

© 2026 Marvell confidential. All rights reserved.
11

Why now? Distributed DCs Data center Rack | Multi-rack Package | Tray Up to 1,000km Up to 2km Up to 50m Up to 1m Scale-across Scale-out Scale-up Scale-in Data 1x 10x 1000x 100x Bandwidth Multiplier Optical today Optical tomorrow Modular, discrete Highly-integrated, customer specific Scaling AI connectivity requires integrated photonics © 2026 Marvell confidential. All rights reserved. 12

Optical today - ZR, PAM4, NPO

Marvell | Lumentum

Scale-across | Scale-out | Scale-up | Scale-in


ZR Module (Marvell)
Electronics
Photonics
Scale-across
DSP
SiPho
Pump Laser
TIA + Driver
Tunable Laser
PAM4 Module (Lumentum)
Electronics
Photonics
Scale-out
DSP
Drivers
TIAs
Photodiode
NPO Module
Electronics
Photonics
Scale-up
XPU / Switch

All critical technologies under one roof: components to full modules

Significant operational and design efficiencies for customers

Complete Module Solutions with Fully-Optimized Performance

© 2026 Marvell confidential. All rights reserved.

13

Distributed DCs Data center Rack | Multi-rack Package Marvell Lumentum Optical tomorrow – CPO, Scale-in Scale-across Scale-out Scale-up Scale-in UHP UHP Laser Laser ELSFP ELSFP UHP UHP Laser Laser PIC PIC PIC PIC PIC PIC PIC PIC EIC EIC EIC EIC EIC EIC EIC EIC Scale-up Integration is critical to achieve XPU Switch bandwidth density, latency, and power requirements PIC PIC PIC PIC PIC PIC PIC PIC EIC EIC EIC EIC EIC EIC EIC EIC Extreme co-design accelerates Optical I/O engine Future: time-to-market and reduces risk VCSEL array EIC Optical I/O for customers EIC Scale-in XPU EIC PD array EIC Pre-validated optical engines + highly reliable lasers enable next-gen AI connectivity © 2026 Marvell confidential. All rights reserved. PIC = Photonic IC, EIC = Electronic IC, ELSFP = External Laser Small Form-Factor Pluggable, UHP = Ultra High Power, PD = Photodiode 14

Covering all networking use-cases Optical Switching Network Switching Hyperscale Lower-power scale-out optical spine Low-latency More resilient scale-up AI fabrics Expanding Reconfigurable cloud connectivity networking Electrical domain Optical domain Additive TAMs, Topology Agnostic, Supports All Customer Architectures Scale-across Scale-out Scale-up Scale-in Data center Rack | Multi-rack Package | Tray Distributed DCs © 2026 Marvell confidential. All rights reserved. 15

Complete heterogeneous platform for optical connectivity New world: Heterogeneous technology platform Silicon Photonics (SiPho) Silicon Germanium (SiGe) Heterojunction bipolar transistors (HBTs) Silicon Optical Optical High-frequency and waveguides transmitters receivers RF front-ends Indium Phosphide (InP) GaAs VCSEL CMOS Top DBR mirror Active region InP Optical Optical Bottom DBR mirror lasers modulators detectors Vertical-cavity surface-emitting laser Co-designed in system and in package Fully integrated, process agnostic, foundry ready and future proof © 2026 Marvell confidential. All rights reserved. 16

Complete AI connectivity platform

Interconnect	PAM and Coherent DSPs	✓
	TIAs and Drivers	✓
	CPO / NPO light engines	✓
	Optical Transceivers / DCI Module	✓
	ELSFP and High-Power Lasers	✓
	EML and CW Lasers	✓
	Narrow-Linewidth Lasers	✓
	Pump Lasers	✓
Switching	Network Switch	✓
	Optical Circuit Switch	✓
	Wavelength Selective Switch	✓
Compute	Custom XPU	✓
	Custom XPU Attach	✓
Manufacturing and Process Technology	Advanced Packaging	✓
	Indium Phosphide and Gallium Arsenide	✓
	Leading-Edge CMOS and SiGe	✓
	Silicon Photonics	✓
	System Expertise	✓

© 2026 Marvell confidential. All rights reserved.

ELSFP = External Laser Small Form-Factor Pluggable

17

Scaling to meet the massive growth in AI demand Marvell Lumentum Scaled to meet the opportunity Premium, high-demand manufacturing assets World's largest InP wafer fab capacity High volume semi supply chain 20x unit volume expansion in 2 years Capacity secured to deliver growth and still growing High-volume, high-performance Delivering on commitments Billions of VCSELs served manufacturing Billions of products ramped and shipped Ready to deploy within datacenters capacity built for surging demand Investing for growth World-class assembly and test Multi-billion $ investments for Hybrid internal and CM model capacity reservations unlocks high volume scalability © 2026 Marvell confidential. All rights reserved. 18

Solving rising AI complexity for our joint customer base End-to-end signal chain: Full-stack technology partner with expertise from photon generation to electronic processing Leader in every distance domain: Complete capabilities to address customer complexities at every distance and topology Fully-optimized solutions: Higher levels of co-design for the next generation of customer-specific solutions Delivering at a massive scale: Combined scale to invest in supply and manufacturing to meet the massive demand for AI optics Higher performance, faster time to market, and lower technical risk © 2026 Marvell confidential. All rights reserved. 19

Financially accretive combination

(in $ billions)	Marvell (FQ3'27 Guidance**)	Lumentum (FQ1'27)	Pro Forma (excl. Synergies)
Revenue (MRQ Annualized)	$12.6	$5.1	$17.7
Gross Margin*	58%	53%	57%
Operating Margin*	37%	42%	39%

- Enhanced revenue growth and margin profile
- Line of sight to $1B+ in run-rate synergies, primarily COGS
- Expected to be accretive to non-GAAP gross and operating margin post close
- Expected to be accretive to Marvell non-GAAP EPS in year one post-close

Source: Company filings, Note: Marvell third fiscal quarter (FQ3) guidance reflects mid point of outlook. *Figures are non-GAAP, MRQ = Most Recent Quarter
**For purposes of illustrating the pro forma combined figures, calculations are based on Marvell's guidance provided on August 27, 2026.

© 2026 Marvell confidential. All rights reserved.

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Transaction summary

Transaction Consideration	▶ All-stock transaction with combined enterprise value* over ~$275B ▶ Lumentum stockholders receive 4.500 shares of Marvell common stock for each share of Lumentum common stock ▶ Pro forma ownership of ~67% Marvell shareholders and ~33% Lumentum shareholders
Financial Impact	▶ Enhances revenue growth, non-GAAP gross margins and non-GAAP operating margins ▶ Line of sight to $1 billion+ in run-rate synergies, primarily COGS ▶ Expected to be accretive to Marvell non-GAAP EPS in year one post-close
Management and Governance	▶ Matt Murphy will remain CEO and Chairman of the combined company ▶ Three Lumentum directors, including Lumentum President and CEO, Michael Hurlston, will join Marvell's Board
Approval and Closing	▶ Expected to close 1H CY28; approval by Lumentum and Marvell stockholders required ▶ Subject to receipt of regulatory approvals and other customary conditions

Source: Company filings, Note: Marvell third fiscal quarter (FQ3) guidance reflects mid point of outlook. Figures are non-GAAP, MRQ = Most Recent Quarter
* Based on October 30, 2026

© 2026 Marvell confidential. All rights reserved.

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Highly compelling strategic and financial rationale Once in a generation opportunity to define and lead connectivity in the era of integrated optics Creates a full-stack partner at every distance / topology combining of Marvell’s interconnect and Lumentum’s portfolio of lasers Solves rising complexity in scale-up/scale-in with extreme end-to-end co-design, accelerating time to market Unlocking larger $550B TAM opportunity with stronger ability to better serve customers Expected to be accretive to Marvell non-GAAP EPS in year one post-close, enhancing growth and margins with $1B+ in run-rate synergies © 2026 Marvell confidential. All rights reserved. 22

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